     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	07/21/10	07/14/10

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
A.	1	Rafferty Asset Management, LLC

B.		Direxion Funds

	1	Monthly S&P 500 Bull 2x Fund

	2	Monthly S&P 500 Bear 2x Fund

	3	Monthly NASDAQ-100 Bull 2x Fund

	4	Monthly NASDAQ-100 Bear 2x Fund

	5	Monthly Small Cap Bull 2x Fund

	6	Monthly Small Cap Bear 2x Fund

	7	Monthly Dollar Bull 2x Fund

	8	Monthly Dollar Bear 2x Fund

	9	Monthly China Bull 2x Fund

	10	Monthly Emerging Markets Bull 2x Fund

	11	Monthly Emerging Markets Bear 2x Fund

	12	Monthly Developed Markets Bull 2x Fund

	13	Monthly Developed Market Bear 2x Fund
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator, Account Executive
Authorized Representative

INSURED

ICB010 Ed. 7-04
a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative	Page 1 of

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	07/21/10	07/14/10

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

	14	Monthly Latin America Bull 2x Fund

	15	Monthly Commodity Bull 2x Fund

	16	Commodity Trends Strategy Fund

	17	Monthly 10 Year Note Bull 2x Fund

	18	Monthly 10 Year Note Bear 2x Fund

	19	Dynamic High Yield Bond Fund

	20	High Yield Bear Fund

	21	US Government Money Market

	22	Evolution Market Leaders Fund

	23	Evolution Alternative Investment Fund

	24	Evolution Managed Bond Fund

	25	Evolution All-Cap Equity Fund

	26	Spectrum Equity Opportu nity Fund

	27	Spectrum Global Perspective Fund

	28	Spectrum Select Alternative
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator, Account Executive
Authorized Representative

INSURED

ICB010 Ed. 7-04
a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative	Page 1 of

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	07/21/10	07/14/10

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

	29	PSI Core Strength Fund

	30	PSI Macro Trends Fund

	31	PSI Total Return Fund

	32	HCM Freedom Fund

	33	Direxion / Wilshire Dynamic Fund

	34	Financial Trends Strategy Fund

	35	Financial Trends Strategy Fund — Institutional Class

	36	Commodity Trends Strategy Fund — institutional Class

	37	Direxion/Wilshire Dynamic Fund

	38	Financial Trends Strategy Fund

	39	Commodity Trends Strategy Fund

	40	Long/Short Global IPO Fund — Investor Class

	41	Long/Short Global IPO Fund — Class C shares
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator, Account Executive
Authorized Representative

INSURED

ICB010 Ed. 7-04
a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative	Page 1 of

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	07/21/10	07/14/10

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
C.		Direxion Insurance Trust

	1	Dynamic VP HY Bond

D.		Direxion Shares ETF Trust

	1	Daily Large Cap Bull 3X Shares

	2	Daily Large Cap Bear 3X Shares

	3	Daily Small Cap Bull 3x Shares

	4	Daily Small Cap Bear 3x Shares

	5	Daily Energy Bull 3x Shares

	6	Daily Energy Bear 3x Shares

	7	Daily Financial Bull 3x Shares

	8	Daily Financial Bear 3x Shares

	9	Daily Developed Markets Bull 3x Shares

	10	Daily Developed Markets Bear 3x Shares
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator, Account Executive
Authorized Representative

INSURED

ICB010 Ed. 7-04
a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative	Page 1 of

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	07/21/10	07/14/10

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

	11	Daily Emerging Markets Bull 3x Shares

	12	Daily Emerging Markets Bear 3x Shares

	13	Daily Technology 100 Bull 3x Shares

	14	Daily Technology 100 Bear 3x Shares

	15	Daily Mid Cap Bull 3x Shares

	16	Daily Mid Cap Bear 3x Shares

	17	Daily 10-Year Treasury Bull 3x Shares

	18	Daily 10-Year Treasury Bear 3x Shares

	19	Daily 30-Year Treasury Bull 3x Shares

	20	Daily 30-Year Treasury Bear 3x Shares

	21	Daily Real Estate Bull 3X Shares

	22	Daily Real Estate Bear 3X Shares

	23	Direxion Daily China Bull 3X Shares
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator, Account Executive
Authorized Representative

INSURED

ICB010 Ed. 7-04
a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative	Page 1 of

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	07/21/10	07/14/10

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

	24	Direxion Daily China Bear 3X Shares

	25	Direxion Daily Latin America Bull 3X Shares

	26	Direxion Daily Latin America Bear 3X Shares

	27	Direxion Daily 2-Year Treasury Bull 3X Shares

	28	Direxion Daily 2-Year Treasury Bear 3X Shares

	29	Direxion Daily Semiconductor Bull 3X Shares

	30	Direxion Daily Semiconductor Bear 3X Shares

	31	Direxion Daily India Bull 2X Shares

	32	Direxion Daily India Bear 2X Shares

	33	Direxion Daily BRIC Bull 2X Shares

	34	Direxion Daily BRIC Bear 2X Shares

	35	Direxion Daily Retail Bull 2X Shares

	36	Direxion Daily Retail Bear 2X Shares
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator, Account Executive
Authorized Representative

INSURED

ICB010 Ed. 7-04
a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative	Page 1 of

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	07/21/10	07/14/10

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

	37	Direxion Daily Natural Gas Related Bull 2X Shares

	38	Direxion Daily Natural Gas Related Bear 2X Shares
E.		Cayman Entities

	1	RAM Price Fund

	2	CTS Fund Cayman
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator, Account Executive
Authorized Representative

INSURED

ICB010 Ed. 7-04
a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative	Page 1 of

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	07/21/10	07/14/10

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:

Recently Closed Direxion Funds

	1	Evolution Large Cap Fund

	2	S&P 500 Bear 1x Fund

	3	Total Market Bull 2.5x Fund

	4	NASDAQ-100 Bull 1.25x Fund

	5	Japan Bull 2x Fund

	6	Mid Cap Bull 2.5x Fund

	7	DOW 30 1.25x Fund

	8	China Bear 2x Fund

	9	India Bull 2x Fund

	10	Latin America Bear 2x Fund

	11	PSI Calendar Effects Funds

	12	Evolution VP Managed Bond Fund

	13	Evolution VP All-Cap Equity
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator, Account Executive
Authorized Representative

INSURED

ICB010 Ed. 7-04
a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative	Page 1 of